August 13, 2025

Russell Skibsted
Chief Financial Officer
Processa Pharmaceuticals, Inc.
601 21st Street, Suite 300
Vero Beach, FL, 32960

       Re: Processa Pharmaceuticals, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed July 31, 2025
           File No. 001-39531
Dear Russell Skibsted:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Michael Kirwan